UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

JDA SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer))

RP CROWN ACQUISITION SUB, LLC RP CROWN PARENT, LLC RP CROWN HOLDING, LLC RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person (s))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese Chief Legal Officer RedPrairie Corporation c/o RedPrairie Holding, Inc. 20700 Swenson Drive Waukesha, WI 53186 (262) 317-2341

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$1,992,034,458	$271,714

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 271,714	Filing Party:	RP Crown Acquisition Sub, LLC, RP Crown Parent, LLC, RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc., New Mountain Partners III, L.P. and New Mountain Capital, L.L.C.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company, a wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share ( “Shares”), of JDA Software Group, Inc., a Delaware corporation (“Company”), at a purchase price of $45.00 per Share, net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by adding the following text before the fourth paragraph from the end of the subsection entitled “Debt Financing”:

“Parent and CS entered into an agreement, dated as of November 16, 2012 (the “Joinder Agreement”), with each of Bank of America, N.A. (“BofA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“ML” and, together with BofA and their respective affiliates, “BAML”), Goldman Sachs Bank USA (acting through such of its affiliates or branches as it deems appropriate, “GS”), Royal Bank of Canada (“RBC”) and RBC Capital Markets (“RBCCM” and, together with RBC and their respective affiliates, “Royal Bank”), Morgan Stanley Senior Funding, Inc. (“MS”), Bank of Montreal (“BofM”) and BMO Capital Markets Corp. (“BMO Corp.” and, together with BofM and their respective affiliates, “BMO”), and Jefferies Finance LLC (“Jefferies”). Pursuant to the Joinder Agreement, Parent (with the agreement of CS) appointed:

•	each of ML, GS, RBCCM and MS to act (and each of such entities agreed to act, together with Credit Suisse Securities (USA) LLC as a joint lead arranger and co-syndication agent for the Debt Financing,

•	BMO Corp. to act (and BMO Corp. agreed to act) as a documentation agent for the Debt Financing, and

•	Jefferies to act (and Jefferies agreed to act) as a manager for the Debt Financing.

BofA, GS, RBC, MS, BofM and Jefferies each committed to provide on a several, but not joint, basis the amount of each of the Debt Financing facilities as set forth on Schedule 1 to the Joinder Agreement, in each case upon the terms and subject only to the conditions set forth in the Debt Financing Commitment. CS was released from its commitment to lend each of the Debt Financing facilities by the aggregate amount of such new commitments.”

Amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the final paragraph under the heading “Debt Financing” with the following:

“We refer to the financing contemplated by the Debt Financing Commitment and Joinder Agreement, as such letters may be amended, modified, supplemented (by a joinder agreement or otherwise) or restated, and any permitted replacement debt financing, as the “Debt Financing.” The foregoing summary of certain provisions of the Debt Financing Commitment and the Joinder Agreement and all other provisions of the Debt Financing Commitment and the Joinder Agreement discussed herein are qualified by reference to the Debt Financing Commitment and the Joinder Agreement themselves, which are incorporated herein by reference. We have filed a copy of the Debt Financing Commitment and the Joinder Agreement as Exhibits (b)(1) and (b)(2), respectively to the Schedule TO, which are incorporated by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012

RP HOLDING, L.L.C.

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN HOLDING, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN PARENT, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN ACQUISITION SUB, LLC

/s/ Jack Qian
Name: Jack Qian Title: Vice President

NEW MOUNTAIN PARTNERS III, L.P. By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner

/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

REDPRAIRIE HOLDING, INC.

/s/ Laura L. Fese
Name: Laura L. Fese Title: Chief Legal Officer

[Signature Page to Amendment No. 1 to Schedule TO]

NEW MOUNTAIN CAPITAL, L.L.C. By: New Mountain Capital Group, L.L.C., its managing member
/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

[Signature Page to Amendment No. 1 to Schedule TO]

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012*

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012*

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona*

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012**

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)*

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012*

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.*

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012*

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.